July 24, 2020

VIA EDGAR

Mr. Tim Buchmiller

United States Securities and Exchange

Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549

Re:	International Flavors & Fragrances Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule PRER14A
Filed July 15, 2020
File No. 001-04858

Dear Mr. Buchmiller:

On behalf of International Flavors & Fragrances Inc. (“IFF” or the “Company”), and in response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s preliminary proxy statement on Schedule PRER14A filed with the Commission on July 15, 2020 (the “Proxy Statement”) contained in your letter dated July 22, 2020 (the “Comment Letter”), set forth below is the Company’s response to the Comment Letter. Capitalized terms used in this letter and not defined herein have the meaning given to such terms in the Proxy Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Mr. Tim Buchmiller

July 24, 2020

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the Company’s response.

Directors and Officers of IFF Before and After the Transactions, page 79

1.

It appears that you do not currently intend to provide information in the proxy statement regarding all of the individuals who will serve as directors on the board of IFF following the transactions that will occur if the share issuance proposal is approved and the transactions contemplated thereby are consummated. With a view toward revised disclosure, please advise what consideration you gave to providing the disclosure required by Item 7 of Schedule 14A with respect to the remaining individuals, out of a total of 13, who will become directors of IFF if the share issuance proposal is approved and the transactions are consummated. Refer to Note A to Schedule 14A.

Response: We acknowledge the Staff’s comment and respectfully note that the disclosure in the Proxy Statement has been prepared in consideration of Note A to Schedule 14A. The DuPont board of directors will not have the right to designate members of the IFF board of directors until the closing of the Transactions, which is not expected to occur until the first quarter of 2021. Under the Merger Agreement, at the effective time of the Merger, the IFF board of directors will amend the IFF bylaws to expand the board from 11 to 13 members, four of the IFF directors will resign (with seven IFF directors remaining), and the remaining IFF board members will replace the six vacancies created by these resignations and newly created directorships with the Executive Chairman and CEO of DuPont and five other directors designated by the DuPont board of directors. These actions will not require a shareholder vote under IFF’s organizational documents or New York law. We respectfully submit that there is no “action to be taken with respect to the election of directors” within Item 7 of Schedule 14A, either at the special meeting to which the Proxy Statement relates or in connection with the closing of the transactions that will occur if the share issuance proposal is approved, and therefore no information under Item 7 of Schedule 14A is called for within the meaning of Note A to Schedule 14A. Furthermore, following the closing of the Merger, each of the newly appointed directors will, as with all other directors of IFF, stand for election at the next annual meeting of IFF shareholders. IFF shareholders will therefore have a separate opportunity to vote on the election of such directors. A proxy statement will be delivered to the shareholders in connection with such annual meeting and all information required by Item 7 of Schedule 14A with respect to such individuals will be included in such proxy statement.

We have included information in the Proxy Statement about the expected DuPont designees to the extent known. But DuPont has not yet identified all of the directors to be designated, and is not required to do so until the closing of the Transactions. The determination of which IFF directors will resign also will not be made until much closer to the closing of the Transactions. We also note that, even if all of the prospective DuPont designees were known at this time, such prospective designees may change between now and the time of the closing, when such designations would be made (e.g., as a result of a prospective designee becoming unable to serve, in which case, under the Merger Agreement, the DuPont board of directors will be entitled to appoint another person to

Mr. Tim Buchmiller

July 24, 2020

serve in such person’s place). Therefore, even if the Proxy Statement were to include Item 7 information regarding all potential designees as of this time, there can be no guarantee that all such individuals will be those who are appointed to the IFF board of directors in accordance with the Merger Agreement.

We respectfully submit that the information that is material for IFF shareholders in connection with their vote at the special meeting is the fact that the Merger Agreement provides the DuPont board of directors the designation right referenced above, which has been described in the Proxy Statement, and not the identity of each individual to be designated (which is not yet known, may be subject to change, and will in any event be the subject of a shareholder vote on the election of such directors at a later date). In casting their vote on the share issuance proposal at the special meeting, the IFF shareholders will have the opportunity to take this designation right, and the discretion of the DuPont board in connection with such designation, into account.

We also respectfully submit that the disclosure in the Proxy Statement is consistent with other Reverse Morris Trust and all-stock transactions involving director designation rights of a party where the directors to be designated will not be known until the closing of the transaction.

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 225-2113 or by email at kaharris@cgsh.com.

Sincerely,

/s/ Kyle A. Harris
Kyle A. Harris

cc:	Tara Harkins, Securities and Exchange Commission

Kevin Kuhar, Securities and Exchange Commission

Christine Westbrook, Securities and Exchange Commission

Anne Chwat, International Flavors & Fragrances Inc.

Erik T. Hoover, Nutrition & Biosciences, Inc.

Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP